STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2016
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG Pactual US Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 57th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I Frederico Monnerat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG Pactual US Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

Notary Public

JAMES L. OLENCKI
Notary Public, State of New York
Registration #01OL6263325
Qualified In New York County
Commission Expires June 11, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2016

Table of Contents

Facing Page and Oath or Affirmation



**Building a better
working world**

Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530   ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
BTG Pactual US Capital, LLC

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTG Pactual US Capital, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2017

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2016
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$53,332
Due from brokers, clearing organizations and others	90,915
Due from affiliates	7,722
Other assets	153
Total assets	$152,122

Liabilities and member's equity

Accounts payable and accrued expenses	$12,067
Due to brokers, clearing organizations and others	2,953
Due to affiliates	1,077
Total liabilities	16,097
Member's equity:	
Member's capital	162,311
Accumulated deficit	(26,286)
Total member's equity	136,025
Total liabilities and member's equity	$152,122

See notes to the statement of financial condition.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In Thousands of US dollars)

1. Organization

BTG Pactual US Capital, LLC (the "Company" or "BTG") incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (the NFA). The life of the Company is perpetual.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin America countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, BTG also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory in mergers and acquisitions.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In Thousands of US dollars)

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues related to customers' securities and principal transactions are recorded on a trade date basis gross of expenses. Placement fees are recognized at the time placement is completed and the income is reasonably determinable. Placements for which the Company acts in an agent capacity for the Banco BTG Pactual S.A. - Cayman Branch, fees will be recognized net of revenue allocations stipulated in executed agency agreements. Commissions and related clearing expenses are recorded on a trade date basis. Referral fees, and income from research services are recognized at the time services are rendered and the income is reasonably determinable. Revenues from merger and acquisition advisory fees are primarily received through retainer or success fees. Retainer fees are recognized on a straight-line basis over the term the services are performed. Success fees are recognized at the point in time when the underlying transaction is completed, the services have been performed and the fees are due from the client.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under GAAP when it becomes effective. The original effective date of January 1, 2017 for public entities was deferred by one year by ASU 2015-14. The ASU permits the use of either the retrospective or cumulative effect transition method, and early adoption is permitted. The Company is evaluating the effect that the ASU will have on its statement of financial condition and related disclosures and has not yet selected a transition method nor determined the effect of this ASU on its ongoing financial reporting.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. Cash equivalents are primarily invested in money market funds. Fair value for cash invested in money market funds are based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy. As of December 31, 2016, the fair value of money market investments totaled $53,139.

Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

The fair value of securities owned, and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

Fair Value

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of cash and cash equivalents.

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

As of December 31, 2016, the Company's exposure to foreign currencies (primarily Brazilian Real and Mexican Peso) was as follows:

Assets:

Cash and cash equivalents	$140
Due from brokers, clearing organizations and others	132
Due from affiliates	252

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

At December 31, 2016, amounts receivable and payable to brokers, dealers and clearing organizations include:

	Receivables	Payables
Securities failed to deliver / receive	$1,526	$2,038
Customer failed to deliver / receive	513	-
Clearing organizations	88,876	915
Total	$90,915	$2,953

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate statement of financial condition. As such, the current and deferred income tax expense or benefit presented in the statement of financial condition represent an allocation from BTG Pactual NY Corporation ("the Parent"), and the corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent.

Under the allocation method applied by BTG, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax. As the withholding is considered a flat tax over such income, it represents a foreign tax expense that is recognized when the corresponding income is earned.

Income taxes are accounted for under FASB guidance, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

temporary difference are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition.

Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission pursuant to Regulation 1.17 which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2016, the Company had net capital of $75,319, which was $75,069 in excess of the minimum net capital required.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association ("NFA"), which requires that the Company maintain minimum net capital, as defined, equal to or in excess of the greater of $45 ("NFA") or $250 ("SEC").

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In Thousands of US dollars)

3. Regulatory Requirements (continued)

BTG clears and settles its US equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company. BTG is not required under Rule 15c3-1 to record failed trades on its statement of financial condition or take capital charges for aged failed trades related to this activity. For this activity, BTG Pactual US operates pursuant to the Customer Protection Rule under SEC Rule 15c3-3(k)(2)(ii) by clearing all transactions on a fully disclosed basis through its clearing firm.

BTG is responsible for the clearing of a majority of its foreign securities trades with the assistance of its foreign affiliates under various chaperoning agreement consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occurs through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates. Because the trade is settled DVP/RVP no customer securities or funds are held by BTG. However, as required by Rule 15a-6(a)(3), BTG is obliged to take any capital charges incurred by such transactions.

As such, in the case of a failed trade, BTG records the contract value of the failed trade on its statement of financial condition and, in the case of aged failed trades, BTG takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix) − in the case of a fail to deliver − and 15c3-1(C)(2)(iv)(E) in the case of a fail to receive. For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

4. Accounts Payable and Accrued Expenses

As of December 31, 2016, accounts payable and accrued expenses include:

Accrued compensation	$9,176
Other accruals	2,891
Total	$12,067

(In Thousands of US dollars)

5. Income Taxes

At December 31, 2016, the deferred tax asset allocated to the Company amounts to $2,729, consisting primarily of the bonus, deferred rent and a net operating loss. The company took a full valuation allowance against the deferred tax asset. Therefore, no asset was recorded within the other assets in the statement of financial condition. The Company did not have an opening valuation allowance; the full amount was attributed to the current year. As allowed under the IRC, the net operating loss will be carried back two years to claim a refund of taxes paid in 2014 and 2015. The additional Federal net operating loss of $3,057 will be carried forward to tax year 2036. The State net operating loss of $16,935 will also be carried forward until 2036.

As of December 31, 2016, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The company does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

The Parent's income tax statute is open under the general three-year statute. The Parent is currently under IRS examination for the 2013 and 2015 tax years.

6. Concentration of Credit Risk

At December 31, 2016, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2016, 3.4% of cash and cash equivalents are deposited with JP Morgan Chase Bank and N.A. – NY and 96.4% with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch.

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2016, 42% of such receivables are from Pershing LLC, and 55% from Citigroup Global Markets Limited.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

(In Thousands of US dollars)

7. Off-Balance Sheet Risk and Transactions with Customers (continued)

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2016.

The Company agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, there were no amounts to be indemnified to the clearing broker for these customer accounts.

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the statement of financial condition as of December 31, 2016 are as follows:

Statement of Financial Condition		
Cash and cash equivalents	Banco BTG Pactual S.A. – Cayman Branch	$51,265
Cash and cash equivalents	Banco BTG Pactual S.A.	140
Security fails to deliver	Banco BTG Pactual S.A. – Cayman Branch	1,526
Due from affiliates, net:		
Income tax	BTG Pactual NY Corporation	7,267
Placement fees	Banco BTG Pactual S.A.	94
Syndicate expenses	Banco BTG Pactual S.A.	97
Commission receivable	BTG Pactual Casa de Bolsa, S.A. de C.V	48
Commission receivable	BTG Pactual CTVM S.A.	61
Commission receivable	BTG Pactual Chile SPA	33
Commission receivable	BTG Pactual S.A. Comisionista de Bolsa	6
Commission receivable	BTG Pactual Peru S.A. SAB	1
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	25
Other		90
		$7,722

(In Thousands of US dollars)

8. Related Party Transactions (continued)

Security fails to receive	Banco BTG Pactual S.A. – Cayman Branch	(2,038)
Due to affiliates:		
Expense sharing	BTG Pactual Asset Management US, LLC	(780)
Commission payable	BTG Pactual Europe LLP	(175)
Other		(122)
		$(1,077)

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due.

9. Commitments and Contingent Liabilities

The Company is not involved in any material legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2016.

The Company leases office space in Miami under operating leases expires in February 2023. Rental payments are approximately $19 each month. The Miami lease is secured by a guarantee issued by BTG Pactual NY Corporation, the Company's ultimate parent.

(In Thousands of US dollars)

9. Commitments and Contingent Liabilities (continued)

Aggregate future minimum rental payments, in the period and years subsequent to December 31, 2016, are approximately as follows:

Year Ending December 31:		
2017	$	167
2018		233
2019		242
2020		252
2021 and thereafter		579
Total	$	1,473

10. Subsequent Events

ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through February 28, 2017, the issuance date of the statement of financial condition, and noted no subsequent event requiring disclosures or adjustments to the statement of financial condition taken as a whole.